

March 29, 2011

Via U.S. Mail
Tao Wang, Chief Executive Officer
Qingdao Footwear, Inc.
269 First Huashan Road
Jimo City, Qingdao
Shandong, PRC

>      **Re:    Qingdao Footwear, Inc.**
>             **Item 4.01 Form 8-K**
>             **Filed March 25, 2011**
>             **File No. 000-53075**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.    We note the disclosure that Malone Bailey's report on your financial statements as of and for the years ended December 31, 2009 and 2010 contained no adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle. We further note that your December 31, 2010 Form 10-K has not been filed to-date. Please tell us the date of Malone Bailey's report on your financial statements as of and for the year ended December 31, 2010 and where it has been filed, or revise your Item 4.01 Form 8-K as necessary.

Exhibit 16

2.    Please obtain and file an updated letter from your former accountant indicating whether they agree with the disclosures in your amended Form 8-K, as required by Item 304(a)(3) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

/s/ John T. Archfield Jr.

John T. Archfield Jr.
Staff Accountant